(Check One):	U.S. SECURITIES AND EXCHANGE COMMISSION
☒ Form 10-K and Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q and Form 10-QSB ☐ Form N-SAR	WASHINGTON, D.C. 20549

	FORM 12b-25	SEC FILE NUMBER: 0-27222
CUSIP NUMBER

NOTIFICATION OF LATE FILING

For Period Ended: December 31, 2005
☐ Transition Report Form 10-K
☐ Transition Report Form 20-F
☐ Transition Report Form 11-K
☐ Transition Report Form 10-Q
☐ Transition Report Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

CFC International, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

500 State Street

Address of Principal Executive Office (Street and Number)

Chicago Heights, IL 60411

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, NSAR, or the transition report or portion thereof could not be filed within the prescribed period.

The Registrant had been working to complete its merger with an affiliate of Quad-C Management, Inc. pursuant to an agreement and plan of merger executed January 9, 2006. The Registrant had anticipated completing the merger and de-registering under the Exchange Act prior to March 31, 2006, and consequently it would not have been required to file its Annual Report on Form 10-K for the year ended December 31, 2005 (“2005 Form 10-K”). As a result of the termination of the merger agreement as of March 30, 2006, the Registrant will file its 2005 Form 10-K, however, the Registrant needs additional time to prepare its financial statements. As a result of these considerations, the Registrant has filed this Notification of Late Filing with respect to its 2005 Form 10-K. The Registrant anticipates that it will have its 2005 Form 10-K completed and filed within the fifteen day extension period permitted by this Notification of Late Filing.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Dennis Lakomy (Name)	(708) (Area Code)	575-2803 (Telephone Number)

(2)	Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

CFC International, Inc.

             (Name of Registrant as specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006	By:	/s/ Dennis W. Lakomy
Dennis W. Lakomy, Chief Financial Officer